THE CROWLEY PORTFOLIO GROUP, INC.
                          THE CROWLEY INCOME PORTFOLIO
                  THE CROWLEY DIVERSIFIED MANAGEMENT PORTFOLIO
                               ANNUAL REPORT DATED
                                NOVEMBER 30, 2002

Dear Shareholder:


We are pleased to present you with the Annual Report for The Crowley Portfolio Group, Inc. The report contains information regarding both The Crowley
Diversified   Management  Portfolio  and  The  Crowley  Income  Portfolio.   The
Portfolios had combined assets of approximately 15.8 million dollars as of November 30, 2002. There are currently 324 active accounts.


The Crowley Diversified Management Portfolio had a net asset value of $8.30 per share as of November 30, 2002 and had a total return of -18.63% for the period November 30, 2001 through November 30, 2002. The Crowley Diversified Management Portfolio had approximately $4.7 million dollars in net assets as of November 30, 2002. As of November 30, 2002, approximately 92.72% of The Crowley Diversified Management Portfolio was invested in a portfolio of 26 mutual funds diversified over 7 different investment classifications. The largest portion of the Portfolio's assets was invested in funds included in the Growth category (34.34%), followed by Balanced (14.39%), Growth/Income (14.37%), Foreign Equity (9.02%), Aggressive Growth (8.49%), Global Equity (7.68%), and Health Care
(4.43%). Management currently intends to invest the Portfolio's assets with a greater allocation to equities, while continuing to use mutual funds as the Portfolio's primary investment vehicle. The last three years have been difficult years for the equity markets and management believes the long term outlook is very positive for the equity markets.


The Crowley Income Portfolio had a net asset value of $10.17 per share as of November 30, 2002 and had a total return of 1.45% for the period November 30, 2001 through November 30, 2002. As of November 30, 2002 The Crowley Income Portfolio had investments in 63 individual issues. No individual investment comprised more than 5% of the Portfolio, while corporate bonds and notes comprised 78.06% of the overall portfolio. The remaining assets were invested in preferred stocks (15.29%), and the balance in cash and cash equivalents (6.65%). The Crowley Income Portfolio continues to be invested to maximize current income, consistent with prudent risk. Management believes that interest rates should remain at current levels for most of the upcoming year. If management is correct, total returns should remain positive, but at more modest levels. Current income as reflected in the December 31, 2001 year-end distribution, was
0.66 cents per share.


The enclosed report has been audited and contains a list of the Portfolio's investments as of November 30, 2002.


Sincerely,

Robert A. Crowley, CFA
President

January 23, 2003